Exhibit 99.1

UTStarcom Announces CFO Transition

HONG KONG, November 8, 2016 (GLOBE NEWSWIRE) -- UTStarcom (NASDAQ:UTSI), a global telecommunications infrastructure provider, today announced that Mr. Min Xu, the company’s Chief Financial Officer, has resigned to accept a position with another company. Mr. Xu will continue in his role at the Company until November 11, 2016 and will remain available in an advisory capacity until May 2017.

The company also announced that Mr. Eric Lam joined the company as the Vice President of Finance, reporting to the Chief Executive Officer. Mr. Lam is a seasoned technology and finance executive with nearly 40 years of business experience. Prior to rejoining UTStarcom, he served as a special advisor to Shanghai Phicomm Communications. Before that, he served at UTStarcom for eight years in a variety of senior roles. He was educated in the United States, with a B.A. from Tufts University and an M.B.A. from Columbia University Business School.

“On behalf of the entire company and our Board of Directors, we thank Min for his valuable service, and wish him well in his future endeavors,” said Mr. Tim Ti, UTStarcom's Chief Executive Officer. “Min built a strong financial team. We are confident that Eric has the skill and experience to lead our financial function through UTStarcom’s future growth.”

Mr. Min Xu commented, “I want to thank the team at UTStarcom for this opportunity to impact operations over the past few years. The improvement in operations this year shows that the Company’s new strategic direction is gaining traction, and the outlook is bright. As I move on to a new personal opportunity, I am confident that Tim and the team will achieve great success in the years ahead.”

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ:UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Tokyo, Japan; San Jose, USA; Hangzhou, China; Delhi and Bangalore, India. For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, IR Director

Email: fei.wang@utstar.com

Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

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